FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

4Kids Entertainment, Inc.

(Exact name of registrant as specified in its charter)

New York	13-2691380
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1414 Avenue of the Americas, New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: N/A____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On August 15, 2007, the Board of Directors of 4Kids Entertainment, Inc., a New York corporation (the “Company”), declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock, par value $.01 per share (the “Common Stock”), to shareholders of record at the close of business on August 27, 2007 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of the Company’s Series A Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”), at a purchase price of $55.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of August 15, 2007, between the Company and Continental Stock Transfer & Trust Co., as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates (the “Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (a “Distribution Date”) will occur upon the earlier to occur of (1) the tenth business day (or a later date determined by the Board of Directors before the occurrence of a Distribution Date) following the date (the “Stock Acquisition Date”) of the first public announcement by the Company or an Acquiring Person (as defined below) that any person or entity (a “Person”) or group of affiliated or associated persons (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan or employee stock plan of the Company or any of its subsidiaries, (iv) any Person organized, appointed, established or holding Common Stock by, for or pursuant to the terms of any employee benefit plan or employee stock plan, (v) a Person who, together with its affiliates and associates, becomes the beneficial owner of 15% or more of the Common Stock then outstanding as a result of a reduction in the Common Stock outstanding due to repurchases of Common Stock by the Company unless and until such time as such Person shall purchase or otherwise become the beneficial owner of any additional shares of Common Stock, (vi) a Person who the Board of Directors determines inadvertently became the beneficial owner of 15% or more of the Common Stock then outstanding so long as such Person as promptly as practicable divests a sufficient number of shares of Common Stock so as to no longer be the beneficial owner of 15% or more of the Common Stock then outstanding, (vii) a Person who, on the date of the Rights Agreement, beneficially owned 15% or more of the Common Stock then outstanding so long as such Person, while the beneficial owner of 15% or more of the Common Stock then outstanding, does not acquire more than 0.5% or more of the Common Stock then outstanding and (viii) Alfred R. Kahn or any of his Affiliates, executors or heirs, for so long as they collectively beneficially own less than 25% of the Common Stock then outstanding, excluding shares issued or issuable to any of them or their assigns in connection with equity incentive awards granted by the Company after the date of the Rights Agreement) has become the beneficial owner of 15% or more of the Common Stock then outstanding (an “Acquiring Person”) and (2) the tenth business day (or a later date determined by the Board of Directors before the occurrence of a Distribution Date) following the commencement of a tender or exchange offer by a Person, if upon its consummation, such Person, together with its affiliates and associates, would become an Acquiring Person.

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Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York time, on August 14, 2017, unless earlier redeemed, exchanged, extended or terminated by the Company as described below. At no time will the Rights have any voting power.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for shares issued upon the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the close of business on the Distribution Date will be issued with Rights.

In the event that a Person, alone or together with its affiliates and associates, becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate or associate thereof) will be null and void.

For example, at an exercise price of $55.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $110.00 worth of Common Stock (or other consideration, as noted above) for $55.00. Assuming that the Common Stock had a per share value of $27.50 at such time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $55.00.

In the event that, after a Person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction (x) in which the Company is not the surviving entity, or (y) in which the Company is the surviving entity and the Common Stock is changed or exchanged or the Common Stock remains outstanding but constitutes less than 50% of the shares outstanding immediately following the merger, or (ii) 50% or more of the Company’s assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to

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two times the exercise price of the Right. The events set forth in this paragraph and in the fifth paragraph of this Item 1 are referred to as the “Triggering Events.”

At any time until ten business days (or a later date determined by the Board of Directors before the Rights cease being redeemable) following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by a Person and its affiliates and associates (other than a Person of the type described in clauses (i), (ii), (iii) or (iv) in the second paragraph of this Item 1) of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). Immediately upon the action of the Board of Directors ordering exchange of any of the Rights, such Rights will terminate and the only right of the holders of such Rights will be to receive the exchange shares.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date, with certain exceptions. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors, with certain exceptions, in order to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or its affiliates and associates).

As of August 15, 2007, there were 13,211,532 shares of Common Stock issued and outstanding. Each share of Common Stock outstanding at the close of business on August 27, 2007 will receive one Right. After such date, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company prior to the close of business on the Distribution Date. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Thirty thousand

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(30,000) shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The number and kind of shares and the purchase price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination, or reclassification of the Series A Preferred Stock such that the purchase price in effect at the time of the record date or effective date, as applicable, for such event and the number and kind of shares of Series A Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Series A Preferred Stock or capital stock as if such Right had been exercised immediately prior to such dividend, subdivision, combination, or reclassification.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company in a manner which causes the Rights to become discount rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interests of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option at any time until ten (10) business days (or a later date determined by the Board of Directors before the Rights cease being redeemable) following the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the $.01 redemption price.

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibits.

1.            Rights Agreement, dated as of August 15, 2007, between 4Kids Entertainment, Inc. and Continental Stock Transfer & Trust Co., as Rights Agent, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 16, 2007.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 27, 2007	4KIDS ENTERTAINMENT, INC.
By:	/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

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